UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 30, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO THE MARKET

CLOSING OF THE V8.TECH ACQUISITION

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), following up on the notice to the market published on November 27, 2025, informs its shareholders, the market in general and other interested parties that it has concluded, after all applicable precedent conditions have been met, the acquisition of the entire capital stock of V8 Consulting S.A. ("V8.Tech"), under the terms and conditions previously informed.

The Company will keep its shareholders and the market in general duly informed pursuant to CVM Resolution No. 44 and the applicable legislation.

Rio de Janeiro, January 30, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 30, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer